March 12, 2020

Vichheka Heang
Vice President and Corporate Controller
Maxeon Solar Technologies, Pte. Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

       Re: Maxeon Solar Technologies, Pte. Ltd.
           Draft Registration Statement on Form 20-F
           Filed December 20, 2019
           CIK No. 0001796898

Dear Ms. Heang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form 20-F

Reconciliation of Non-GAAP Financial Measures, page 90

1. We note your response to prior comment 2 and continue to believe the cost of above-
      market polysilicon adjustment represents an individually tailored accounting principle prohibited under Regulation G. Please revise. Refer to Question 100.04 of the Non-GAAP
      Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sisi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
 Vichheka Heang
Maxeon Solar Technologies, Pte. Ltd.
March 12, 2020
Page 2

Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameVichheka Heang                        Sincerely,
Comapany NameMaxeon Solar Technologies, Pte. Ltd.
                                                        Division of Corporation
Finance
March 12, 2020 Page 2                                   Office of Manufacturing
FirstName LastName